Exhibit 18

[LETTERHEAD OF MOSS ADAMS LLP]

May 17, 2010

Alaska Pacific Bancshares, Inc.
2094 Jordan Avenue
Juneau, AK 99801

Ladies and Gentlemen:

At your request, we have read the description in Note 2 of your interim consolidated financial statements included in the Quarterly Report on Form 10-Q to the Securities and Exchange Commission for March 31, 2010, of the facts relating to the adoption of the fair value option of accounting for originated mortgage servicing rights. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of Alaska Pacific Bancshares, Inc. (the “Corporation”), that the adoption of the fair value option of accounting for originated mortgage servicing rights described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

With regard to the aforementioned accounting change, it should be recognized that professional standards have not been established for evaluating the preferability of one acceptable method of accounting over another method. Accordingly, we are furnishing this letter solely for purposes of the Corporation’s compliance with the requirements of the Securities and Exchange Commission, and it should not be used or relied on for any other purpose.

We have not audited any consolidated financial statements of the Corporation as of any date or for any period subsequent to December 31, 2009. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above mentioned Form 10-Q, on the related information furnished to us by officials of the Corporation, or on the financial position, results of operations, or cash flows of the Corporation as of any date or for any period subsequent to December 31, 2009.

Very truly yours,

/s/ Moss Adams LLP

8